Exhibit 21.1

LIST OF SUBSIDIARIES OF COUNTERPATH CORPORATION

Name	State/Jurisdiction of Incorporation	Name Under Which Subsidiary Does Business

CounterPath Technologies Inc.	British Columbia, Canada	CounterPath Technologies Inc.

BridgePort Networks, Inc.	Delaware, USA	BridgePort Networks, Inc.

CounterPath, LLC	Delaware, USA	CounterPath, LLC